[	NEWS RELEASE
Kelso Technologies Inc.

(The “Company” or “Kelso”)	July 23, 2014
Canada: TSX: KLS
Unites States: OTCQX: KEOSF

TRANSPORT CANADA – NEW REQUIREMENTS FOR TC/DOT 111 TANK CARS

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that Transport Canada has put forth on July 2nd 2014, new requirements for TC/DOT-111 tank cars used in the transport of dangerous goods by rail by incorporating by reference the technical standard TP14877, Containers for the Transport of Dangerous Goods by Rail (CPC 1232). These requirements establish a minimum threshold for rail cars transporting dangerous goods, including petroleum crude oil and ethanol.  This proposed amendment is provided for informal comment which means that it has not yet been published in the Canada Gazette.

Transport Canada is currently considering the development of specifications for an even more robust class of tank cars (known as the “Class TC-140 tank car”) based on industry and the Association of American Railroad Tank Car Committee proposals as well as through technical discussions with the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA).

This regulatory proposal also presents the proposed requirements for this new class of tank cars that would be used for the transport of flammable liquids including petroleum crude oil and ethanol by rail.

Transport Canada expects industry to manufacture any new rail tank car coming into flammable liquid service to meet the new Class TC-140 requirements, once it is in force. Further, Transport Canada also expects that once the standard is adopted in the TDG Regulations, that industry will retrofit all TC/DOT-111 tank cars that transport flammable liquids within the timeframes outlined by these proposed regulations.

Stakeholders are requested to provide their comments on the new proposed Class TC-140 tank car to Transport Canada within 45 days. Following review of comments submitted during this consultation, Transport Canada will move expeditiously with the pre-publication of these new requirements in Part I of the Canada Gazette I later in the fall of 2014.

Additional requirements under Section 5.14.4 for Class 111 tank cars for petroleum crude oil and ethanol require that after May 1st, 2017, a person must not handle, offer for transport or transport petroleum crude oil, synthetic crude oil, diluted bitumen or diluted synthetic crude oil, ethanol, denatured ethanol or mixtures of ethanol and gasoline offered for transport under UN number UN1267, UN1268, UN1993, UN3494, UN1170, UN1987 or UN3475 included in Class 3, Packing Group I, II, or III unless the tank car complies with the new design requirements.

Relevant to Kelso is that the tank car must be equipped with one or more reclosing high-flow pressure relief devices (PRD) with a start-to-discharge pressure of equal to or greater than 517 kPa (75 psi). The total relieving capacity and start-to-discharge pressure must be optimized to insure the structural integrity of the tank in a 100 minutes pool fire and 30 minutes jet fire while minimizing the amount of dangerous good that is released by the pressure relief device and if the tank car is equipped with a bottom outlet valve, the valve must be of a type and be arranged in such a way that the valve remains closed during railway incidents, including derailments.

As previously announced Kelso has filed a patent application for a new externally mounted dual-rated high-flow pressure relief valve (“DR5010”) design for use on new rail tank cars and retrofits of existing rail tank cars as proposed by Transport Canada.

Kelso initiated its DR5010 design strategy based on regulatory concerns and as a result we have created a new DR5010 that based on mechanical engineering innovations that provide safety benefits in both accident and non-accident environments.  In general terms in an accident involving fire the DR5010 will significantly lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by the Transport Canada recommendations.  This is a dramatic change to current technology capability.  The DR5010 will enter Association of American Railroads (AAR) approval process shortly after the prototypes complete testing.  The Company will announce AAR approvals by press release when they are received.

In addition Kelso has a patent application pending for a new bottom outlet valve (BOV) design for use on new rail tank cars and retrofits of existing rail tank cars.  The new BOV involves detailed proprietary and engineering knowledge based on specific customer specifications and adoption criteria.  Our new BOV design features several materials and mechanical engineering innovations that are intended to meet all new regulations being proposed by regulators in both Canada and the United States.

The Railway Supply Institute on Friday July 18, 2014 its railcar industry order, delivery and backlog statistics for the second quarter of 2014 showing strong growth thought to be attributable to ongoing crude-by-rail developments.  Industry orders for tank cars totaled 10,628 in the second quarter compared to 4,769 tank cars in the first quarter reflecting a significant increase in demand for tank cars able to meet the demand, new regulations and concerns related to crude-by-rail shipments.

Kelso believes that tank car orders in coming quarters could remain very strong as the initial drafts of regulatory changes are incorporated into regulations later this year.

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport.  Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.  The Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue and increased concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the new proposed Transport Canada regulations are advantageous to the future business of Kelso; our new DR5010 and BOV will meet new regulations and are a dramatic change to current technology capability; we will receive patents for our patent applications; tank car orders in coming quarters could remain very strong as the initial drafts of regulatory changes are incorporated into regulations later this year; and the Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. We may not be granted patents for our products and we may be unable to protect our intellectual property; in addition, we may infringe on the intellectual property of other parties. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618 Email: bond@kelsotech.com	Telephone: 604-590-1525 Email: lee@kelsotech.com	7773 – 118A Street North Delta, BC, V4C 6V1 www.kelsotech.com